February 10, 2015

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:  Rahul Patel

Re:	Ashford Hospitality Prime, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed February 9, 2015
File No. 333-200420

Dear Mr. Patel:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-200420) of Ashford Hospitality Prime, Inc. (the “Company”) so that it may become effective at 3:30 p.m., Eastern Time, on February 12, 2015, or as soon as possible thereafter.

In connection with this request, we acknowledge the following:

1.                Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (972) 490-9600 with any questions regarding this matter.

Sincerely,

ASHFORD HOSPITALITY PRIME, INC.

/s/ David A. Brooks

Name:	David A. Brooks
Title:	Chief Operating Officer